June 9, 2010

By: EDGAR Transmission –

Correspondence Filing

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Atmos Energy Corporation

Form 10-K for the Fiscal Year ended September 30, 2009,

filed November 16, 2009

Form 10-Q for the Fiscal Quarter Ended December 31, 2009,

filed February 3, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010,

filed May 6, 2010

File No. 1-10042

Dear Mr. Owings:

We are responding to your letter dated June 1, 2010, commenting on our most recent Form 10-K and our two most recent Forms 10-Q filed with the Commission. At your request, we have keyed our responses to your comments by repeating below each comment contained in your letter, followed by our response to each such comment. We intend to comply with the comments in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition, page 35

Results of Operations, page 40

Consolidated Results, page 41

1.

We note consolidated income in 2009 was favorably impacted by an $11.3 million one-time tax benefit associated with updating the rates used to determine your deferred taxes. Please tell us how this tax benefit arose and whether it relates to enacted changes in tax rates. Please also tell us why this income tax benefit is properly recognized in 2009. In addition, based on

Mr. H. Christopher Owings

United States Securities and Exchange Commission

June 9, 2010

disclosure in Note 11 to the financial statements, we note that state taxes, net of federal benefit, resulted in a slight reduction in your effective tax rate in 2009, whereas in 2008 and 2007, state taxes, net of federal benefit, increased your effective tax rate by approximately 4%. Please tell us whether the year-over-year difference relates to the one-time tax benefit referred to above or is attributable to other factors, including their nature. Finally, we believe you should disclose the causes of such one-time items.

The $11.3 million one-time tax benefit recorded in our fiscal 2009 second quarter was not related to a change in enacted tax rates. Instead, it related to an update in the calculation used to estimate the tax rate at which deferred taxes are projected to reverse in future periods. The year-over-year difference in state taxes, net of the federal benefit, is entirely attributable to this one-time benefit.

As required by ASC 740-10-30-5, the Company calculates and records its deferred taxes separately for each tax-paying component. Historically, the Company took the position that the consolidated entity was the sole tax-paying component, which yielded a consolidated rate of 38%. The Company’s policy had been to use the 38% rate unless the results of this annual test yielded a materially different rate or an acquisition or tax policy change had occurred. Further, the Company’s policy contemplated that no adjustment would be made to the deferred tax rate based solely on a single annual test unless it became overwhelmingly apparent that the rate at which deferred taxes would reverse in future years had permanently changed.

The results of the Company’s annual tests in recent years had indicated that the deferred tax rate may have permanently decreased despite the fact that the Company’s operating structure had not materially changed. Management considered this an unusual development and initiated a study to determine if an alternative method of estimating the deferred tax rate would produce a more accurate estimate of that rate.

The study was completed in the second quarter of fiscal 2009. As a result of the study, the Company revised the calculation used to estimate the deferred tax rate to reflect the enacted tax rates for each individual taxing jurisdiction for each legal entity comprising the consolidated entity. Although the revised calculation resulted in a lower deferred tax rate, we believed the new calculation results in a more accurate measurement of the effect on the Company of the realization of a temporary item by a discrete legal entity.

Mr. H. Christopher Owings

United States Securities and Exchange Commission

June 9, 2010

The Company considered the guidance found in ASC 740-10-35-4, which addresses the accounting for a change in tax rates, and ASC 250-10-45-17, which addresses the accounting for a change in accounting estimate. Based upon our understanding of this authoritative accounting literature, the Company concluded that it was most appropriate to recognize during the second quarter of fiscal 2009 the effect of the change in the deferred tax rate because the study had been completed during that quarter.

The Company prominently disclosed, in the executive summary to the Management’s Discussion and Analysis appearing on page 42 of the Company’s Form 10-K for the fiscal year ended September 30, 2009, the impact of the one-time benefit on the Company’s net income. In applicable future filings, the Company will supplement this disclosure with additional discussion regarding the cause of the one-time benefit substantially as follows:

During the second quarter of fiscal 2009, the Company completed a study of the calculations used to estimate its deferred tax rate, and concluded that revisions to these calculations to include more specific jurisdictional tax rates would result in a more accurate calculation of the tax rate at which deferred taxes would reverse in the future. Accordingly, the Company modified the tax rate used to calculate deferred taxes from 38 percent to an individual rate for each legal entity. These rates vary from 36 – 41 percent depending on the jurisdiction of the legal entity. As a result of this change, the Company recorded a one-time benefit of $11.3 million, or $0.12 per diluted share during the three months ended March 31, 2009.

Item 8. Financial Statements and Supplementary Data, page 65

Note 2. Summary of Significant Accounting Policies, page 72

2.	We note from your list of subsidiaries in Exhibit 21 that you have investments that may be accounted for using the equity method of accounting. Please tell us the significance of these investments and your evaluation of the applicability of the disclosures outlined in ASC 323-10-50-3.

As noted in our list of subsidiaries in Exhibit 21, we have two subsidiaries that are not wholly owned. Fifty percent of Legendary Lighting, LLC is owned by a subsidiary of the Company, while twenty-eight percent of Unitary GH&C Products, LLC is owned by a subsidiary of the Company. As of and for the fiscal year ended September 30, 2009, the assets of Legendary Lighting, LLC represented approximately 0.002% of our total

Mr. H. Christopher Owings

United States Securities and Exchange Commission

June 9, 2010

assets and its net income represented approximately 0.001% of our consolidated net income. Unitary GH&C Products, LLC had no assets as of September 30, 2009 and no operations for the fiscal year ended September 30, 2009. Based on our evaluation of ASC 323-10-50-2 and Topic 1-M (formerly Staff Accounting Bulletin No. 99), we have determined these investments are immaterial and therefore the disclosures required by ASC 323-10-50-3 were excluded from our Form 10-K.

Note 7. Stock and Other Compensation Plans, page 97

Restricted Stock Plans, page 97

3.	Please disclose the dividend participation feature of non-vested restricted stock awards. Also disclose the requisite service period(s) and the performance conditions of restricted stock awards. Please refer to ASC 718-10-50-2a.

In our future filings of Form 10-K, we will include more disclosure in our note, Stock and Other Compensation Plans, on the dividend participation features, requisite service periods and performance conditions of our non-vested restricted stock awards substantially similar to the following:

Employees who are granted shares of time-lapse restricted stock under our 1998 Long-Term Incentive Plan have a nonforfeitable right to dividends that are paid at the same rate at which they are paid on shares of stock without restrictions. In addition, employees who are granted shares of time-lapse restricted stock units under our 1998 Long-Term Incentive Plan have a nonforfeitable right to dividend equivalents that are paid at the same rate at which they are paid on shares of stock without restrictions. Both time-lapse restricted stock and time-lapse restricted stock units contain only a service condition that the employee recipients render continuous services to the Company for a period of three years from the date of grant, except for accelerated vesting in the event of death, disability, change of control of the Company or termination without cause (with certain exceptions). There are no performance conditions required to be met for employees to be vested in either the time-lapse restricted stock or time-lapse restricted stock units.

Employees who are granted shares of performance-based restricted stock units under our 1998 Long-Term Incentive Plan have a forfeitable right to dividends that accrue at the same rate at which they are paid on shares of stock without restrictions. Dividends on the performance-based restricted stock units are paid in the form of shares upon the vesting of the award. Performance-based restricted stock units contain a service

Mr. H. Christopher Owings

United States Securities and Exchange Commission

June 9, 2010

condition that the employee recipients render continuous services to the Company for a period of three years from the date of grant, except for accelerated vesting in the event of death, disability, change of control of the Company or termination without cause (with certain exceptions) and a performance condition based on a cumulative earnings per share target amount.

Note 8. Retirement and Post-Retirement Employee Benefit Plans, page 100

4.	Please disclose how you calculate the market-related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

In our future filings of our Form 10-K, we will include a disclosure in our note, Summary of Significant Accounting Policies, where we discuss the development of the key assumptions used to develop our pension expense, to show how we calculate the market-related value of plan assets substantially as described below:

The market-related value of our plan assets represents the fair market value of the plan assets, adjusted to smooth out short-term market fluctuations over a five-year period. The use of this calculation will delay the impact of current period market fluctuations on the pension expense for the period.

Rule 13a-14(a)/15(d)-14(a) Certifications

5.	Please revise the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in paragraph 4(b) or in the introductory language in paragraph 5. We note similar alterations to the certifications filed with the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010.

In our future filings, beginning with the filing of our Form 10-Q for the fiscal quarter ended June 30, 2010, we will revise the language of our certifications under Section 302 of the Sarbanes-Oxley Act of 2002 to precisely match the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, Paragraph 4(b) and the introductory language in paragraph 5 of such certifications will be revised to read as follows:

4. (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Mr. H. Christopher Owings

United States Securities and Exchange Commission

June 9, 2010

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

Atmos Energy Corporation acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on this letter, please direct them to our Controller, Chris Forsythe at (972) 855-3214, or in his absence, to our Chief Financial Officer, Fred E. Meisenheimer, at (972) 855-3231. Thank you for your attention.

Sincerely,

/s/ Louis P. Gregory
Louis P. Gregory
Senior Vice President and General Counsel

cc:	Ms. Catherine Brown
U.S. Securities and Exchange Commission